October 2013 Pricing Sheet dated October 22, 2013 relating to Preliminary Terms No. 1,115 dated October 16, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Auto-Callable Securities Based on the Performance of the Russell 2000® Index due October 25, 2018
Principal at Risk Securities
PRICING TERMS – OCTOBER 22, 2013
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$3,490,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	October 22, 2013
Original issue date:	October 25, 2013 (3 business days after the pricing date)
Maturity date:	October 25, 2018
Early redemption:
If, on any of the first four annual determination dates, the index closing value of the underlying index is greater than the initial index value, the securities will be automatically redeemed for the early redemption payment on the related early redemption date.

Early redemption payment:
The early redemption payment will be an amount in cash per stated principal amount corresponding to a return of approximately 7.60% per annum for each annual determination date, as follows:
• 1st determination date: $10.76
• 2nd determination date: $11.52
• 3rd determination date: $12.28
• 4th determination date: $13.04
No further payments will be made on the securities once they have been redeemed.

Determination dates:
1st determination date:  October 22, 2014
2nd determination date:  October 22, 2015
3rd determination date:  October 22, 2016
4th determination date:  October 22, 2017
Final determination date:  October 22, 2018
The determination dates are subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:	The third business day after the relevant determination date
Initial index value:	1,115.63, which is the index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Barrier level:	836.723, which is equal to approximately 75% of the initial index value
Payment at maturity:
If the securities have not previously been redeemed, you will receive at maturity a cash payment as follows:
• If the final index value is greater than the initial index value:
$13.80
• If the final index value is less than or equal to the initial index value but is greater than or equal to the barrier level:
the stated principal amount of $10
• If the final index value is less than the barrier level
(i) the stated principal amount multiplied by (ii) the index performance factor.
Under these circumstances, you will lose a significant portion or all of your investment.

Index performance factor:	Final index value divided by the initial index value
CUSIP / ISIN	61762W372 / US61762W3723
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.561 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10.00	$0.30	$9.70
Total	$3,490,000	$104,700	$3,385,300
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,115 dated October 16, 2013
Product Supplement for Auto-Callable Securities dated October 19, 2012     Index Supplement dated November 21, 2011     Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.